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VIA EDGAR CORRESPONDENCE

January 27, 2021

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File No. 333-191019

Dear Ms. Fettig:

We are writing in response to additional comments that you provided on January 22, 2021 with respect to the registration statement and financial statements filed on Forms N-CSR and N-CEN for the fiscal year ended July 31, 2020 and the Trust’s response letter dated January 14, 2021. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement. For your convenience, we have set out below the staff (“Staff”) of the Securities and Exchange Commission’s (“SEC”) comments along with the Registrant’s responses.

1.            Comment: The Staff notes that where a material change is made to the name and/or strategy of a registrant, a filing pursuant to Rule 485(a) under the Securities Act of 1933 should be made so that the Staff can review such changes.

Response: We respectfully acknowledge the comment, and note that the Registrant had determined that the changes to certain series of the Registrant (each, a “Fund” and together, the “Funds”) did not materially alter the nature of the Funds and warrant a post-effective amendment filing pursuant to Rule 485(a). The Registrant concluded, instead, that the changes could be properly implemented via a Rule 497 supplement.

2.            Comment: The Staff notes that certain Funds may obtain exposure to bitcoin through Grayscale Bitcoin Trust (“GBTC”). Please confirm and include disclosure stating that the Funds’ investments in bitcoin are limited to 15% of total assets at the time of investment.

Response: We hereby confirm that each Fund’s investment in GBTC will be limited to 15% of its total assets at the time of investment. We plan to include this statement in the Trust’s next annual update.

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We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai

Allison Fumai